

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Partners L.P
73 Front Street
Hamilton, HM 12, Bermuda

>   **Re: Brookfield Infrastructure Partners L.P.**
>   **Form 20-F for Fiscal Year Ended December 31, 2016**
>   **Filed March 7, 2017**
>   **File No. 001-33632**

Dear Mr. Manios:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Lyn Shenk
>
>   Lyn Shenk
>   Branch Chief
>   Office of Transportation and Leisure